Exhibit 99.1

REPORT ON VOTING RESULTS

Annual Meeting of Unitholders

April 20, 2015

National Instrument 51-102 – Section 11.3 (Canada)	Form 6-K (U.S.A.)

The Annual Meeting of Unitholders of Brookfield Canada Office Properties (the “Trust”) was held on April 20, 2015 in Toronto, Ontario. At this meeting, there were 126 unitholders represented in person or by proxy holding 20,720,510 Trust units, representing approximately 79% of the 26,227,258 issued and outstanding Trust units and 3 unitholders represented in person or by proxy holding 67,088,022 Special Voting units, representing 100% of the issued and outstanding Special Voting units.

Election of Trustees

All of the trustees nominated for election at the meeting were elected by acclamation. Management received proxies to vote for the election of trustees and the allocation of the votes among the elected trustees was as follows:

	Trustee	Votes For	Votes Withheld
Trust Units	Colum Bastable	20,318,757	197,840
	Thomas F. Farley	16,964,720	3,551,877
	Roderick D. Fraser	20,317,417	199,180
	Dennis H. Friedrich	18,815,866	1,700,731
	Paul D. McFarlane	18,964,627	1,551,970
	Susan L. Riddell Rose	18,741,287	1,775,310
	T. Jan Sucharda	18,841,280	1,675,317
Special Voting Units	Colum Bastable	67,088,022	nil
	Thomas F. Farley	67,088,022	nil
	Roderick D. Fraser	67,088,022	nil
	Dennis H. Friedrich	67,088,022	nil
	Paul D. McFarlane	67,088,022	nil
	Susan L. Riddell Rose	67,088,022	nil
	T. Jan Sucharda	67,088,022	nil

Appointment of External Auditor

The resolution to appoint Deloitte LLP, Chartered Accountants, as the external auditor of the Trust to hold office until the next Annual Meeting of Unitholders and to authorize the trustees to fix the remuneration to be paid to the auditors was approved by a majority of the Trust unitholders and the Special Voting unitholders. Management received proxies to vote on this resolution as follows:

	Outcome	Votes For	Votes Withheld
Trust Units	Carried	19,240,962	1,475,803
Special Voting Units	Carried	67,088,022	nil

There were no other matters to come before the meeting that required a vote by either the Trust unitholders or the Special Voting unitholders.

Date: April 21, 2015.	BROOKFIELD CANADA OFFICE PROPERTIES

/s/ “Michelle L. Campbell”
Michelle L. Campbell
Assistant Secretary

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